FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of March 3, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X  Form 40-F
                                       ---           ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of
                                     1934.

                              Yes       No  X
                                 ----     -----


       If "Yes" is marked, indicate below the file number assigned to the
             registrant in connection with Rule 12g3-2(b): 82-   .
                                                              ---

Tenaris Announces 2003 Annual Results

    LUXEMBOURG--(BUSINESS WIRE)--March 2, 2004--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN)

    The financial and operational information contained in this press release is based on audited consolidated financial statements prepared in accordance with international financial reporting standards (IFRS) and presented in U.S. dollars.

    Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN) ("Tenaris") today announced its results for the fiscal year and quarter ended December 31, 2003 with comparison to its results for the fiscal year and quarter ended December 31, 2002.

    Summary of 2003 Annual Results
    (2003 vs 2002)

    -- Net sales of US$3,179.7 million, down 1.2% from US$3,219.4 million

    -- Operating income of US$288.2 million, down 38.9% from US$471.9 million

    --  Net income of US$210.3 million, up from US$94.3 million

    --  Net earnings per share of US$0.178 (US$1.78 per ADS)

    --  Dividend proposed of US$0.114 per share (US$1.14 per ADS)

    Net sales for the year were marginally lower than in 2002 following a 40% drop in sales in our welded pipe business and the discontinuation of trading in non-pipe steel products not produced by Tenaris. Net sales in our seamless pipes business rose 6% on stable volume helped by a more favorable market and product mix and higher U.S. dollar-denominated prices in Europe following the appreciation of the Euro.
    Operating and net income results were affected by losses incurred in relation to a longstanding lawsuit brought against Dalmine, our principal Italian subsidiary, by a consortium led by BHP Billiton Petroleum Ltd., which was finally settled in December 2003. The lawsuit, for which provisions had previously been made in 2001 and 2002, related to pipes produced and delivered by Dalmine prior to its privatization in 1996. The pipes were used in the construction of an underwater pipeline which failed in the Bay of Liverpool. Tenaris has brought arbitration proceedings against Fintecna SpA, an entity owned by the Italian government and successor to the government-owned seller, to compel Fintecna to indemnify it for the amounts paid and payable by Dalmine to the consortium. In respect of the lawsuit and its settlement, Tenaris recorded a loss in other operating expenses for the year of US$114.2 million and a positive deferred income tax impact of US$39.6 million, making for a net loss of US$74.6 million.
    Excluding such loss, operating income would have been US$402.4 million, or 12.7% of net sales, and net income would have been US$284.9 million, or 9.0% of net sales. Operating income, excluding the loss recorded in respect of the BHP lawsuit, plus depreciation and amortization was US$602.2 million, or 18.9% of net sales.
    Excluding the loss relating to the BHP lawsuit, the contribution of our seamless business to operating income rose marginally over that of 2002 and the reduction in operating income was due to reduced sales in our welded pipe business. Strong demand in our local markets of Mexico and Argentina, where sales include a higher component of services and logistics costs are lower, our focus on higher value products and synergies resulting from a more cost-efficient allocation of orders among our worldwide production facilities helped to minimize the effect of substantial increases in steelmaking raw material and energy costs during the year. Our seamless gross margin remained in line with that recorded in the previous year during the first nine months of 2003 before declining two percentage points in the fourth quarter as steelmaking raw material costs continued to rise.
    Net income on a comparable basis -- excluding losses relating to the BHP lawsuit and taken before minority interest attributable to participations acquired in the exchange offer following which Tenaris became a public company -- rose 39% to US$284.9 million compared to US$205.5 million in 2002. Substantially lower tax provisions, which had been particularly affected by the large devaluation of the Argentine peso in 2002, partially reversed in 2003, and a positive result on Tenaris's indirect investment in Sidor, following a financial restructuring completed in 2003 and a turnaround in market conditions for its products, outweighed the reduction in operating income.
    Free cash flow (net cash provided by operations less net expenditure on plant, property and equipment and intangible assets) decreased 64% to US$119.0 million from US$328.3 million in 2002. In addition to lower income from operations, cash flow from operations decreased due to higher income taxes paid in 2003 in respect of the results of the previous year, which exceeded by US$138.6 million income taxes accrued in 2003. Working capital increased by US$107.2 million principally reflecting an increase in inventories, much of which occurred in the fourth quarter. Capital expenditure on plant, property and equipment and intangibles rose 10% to US$162.6 million from US$147.6 million reflecting increased expenditure on information systems and a small increase in expenditure on plant, property and equipment.
    As of December 31, 2003, Tenaris had cash and cash equivalents of US$247.8 million and a further US$138.3 million invested in trust funds to support its Argentine and Brazilian activities and whose term expires during 2004. Total financial debt, excluding amounts payable in respect of the settlement of the BHP lawsuit, as of the same date was US$833.7 million, up from US$715.9 million as of December 31, 2002. Net debt increased by US$174.5 million over the year, reflecting the use of US$96.4 million in acquisitions and the Sidor refinancing and restructuring, the payment of US$129.1 million in dividends, US$14.1 million of which was paid to minority interests, and increases in the recorded value of non-US dollar denominated debt, principally debt in Euros held at our principal Italian subsidiary.
    The board of directors will propose, for the approval of the annual general shareholders' meeting to be held on May 26, 2004, the payment of a dividend of US$135.0 million, or US$0.114 per share (US$1.14 per ADS), with payment and ex-dividend dates of June 16, 2004 and June 9, 2004, respectively.

    Market Background and Outlook

    During 2003, capital discipline on the part of the oil and gas majors and production discipline on the part of the OPEC nationals, as well as specific factors affecting exploration and production activity in Iraq, Venezuela and Nigeria, resulted in overall drilling activity outside of North America remaining flat in spite of the relatively high level of oil prices sustained throughout the year. The increase in drilling activity in North America was driven by high natural gas prices in USA and Canada and an increase in exploration and production spending by Pemex in Mexico. At the same time, industrial production in Europe remained stagnant throughout the year. Demand for seamless pipes increased in Tenaris's Mexican and Argentine local markets driven mainly by increased investment in oil exploration and production activity but demand in Venezuela and Canada remained at levels similar to 2002.
    As we move into 2004, global demand for oil is increasing as economic growth picks up, which should help to sustain a limited increase in exploration and production activity at current oil price levels. Even if capital discipline on the part of the majors and production discipline on the part of OPEC nationals continue to be maintained, global drilling activity and demand for seamless pipe products from the oil and gas sector should show a limited increase over the levels of 2003. In Tenaris's local markets, demand for seamless pipes is expected to increase in Canada, Mexico and Venezuela, where rig counts have been rising, and to remains stable in Argentina. Industrial production activity in North America and Japan has been recovering but recovery in Europe remains fragile and could be affected by the appreciation of the euro.
    Increased global demand for Tenaris's seamless pipes should support significant price increases following the substantial increases in steelmaking raw material costs and in the cost of steel used for the production of welded pipes experienced during 2003. These costs are continuing to appreciate rapidly due to supply constraints in the wake of the strong growth of China's consumption and production of steel products.
    Demand for Tenaris's welded pipes is to a large extent driven by projects to construct oil and gas pipelines in South America. In 2002, overall demand was high with deliveries made to large pipeline projects in Ecuador, Peru and Bolivia. In 2003, demand in the local Brazilian market increased significantly but overall demand remained well below the levels recorded in 2002 due to a lack of projects in other South American markets. It was further affected in the second half of the year by the postponement of deliveries to ongoing projects. For 2004, demand for Tenaris's welded pipes will depend primarily on the completion of postponed deliveries and the realization of further oil and gas pipeline projects previously announced in the Brazilian market.

    Recent Developments

    In December 2003, as commented above, a full and final settlement was reached in respect of a lawsuit brought against our Italian subsidiary, Dalmine SpA, by a consortium led by BHP Billiton Petroleum Ltd.
    On February 2, 2004, we completed the purchase of the land and buildings that were being leased by our Canadian subsidiary, Algoma Tubes Inc. at a cost of C$12.5 million (US$9.6 million).
    On February 11, 2004, a trust (fideicomiso) established in accordance with Mexican law in connection with the delisting of our Mexican subsidiary, Tubos de Acero de Mexico S.A. (Tamsa), concluded and, as a result, an additional 249,166 of Tenaris shares have been issued in exchange for the shares of Tamsa deposited therein. Tenaris currently has 1,180,536,830 shares outstanding and holds, directly or indirectly, 99.96% of the outstanding shares of Tamsa.
    On February 17, 2004, Pedro Pablo Kuczynski resigned from our board of directors following his appointment as Minister of Economy and Finance in the government of Peru.



Analysis of 2003 Annual Results

(metric tons)
--------------------        ---------  ---------  -------------------
Sales volume                     2003       2002  Increase/(Decrease)
--------------------        ---------  ---------  -------------------
South America                 322,000    324,000                 (1%)
North America                 608,000    401,000                 52%
Europe                        617,000    637,000                 (3%)
Middle East & Africa          365,000    528,000                (31%)
Far East & Oceania            366,000    392,000                 (7%)
Total seamless pipes        2,278,000  2,283,000                ( 0%)
Welded pipes                  355,000    585,000                (39%)
Total steel pipes           2,633,000  2,868,000                 (8%)

    Sales volume of seamless pipes remained stable at 2,278,000 tons in 2003 compared to 2,283,000 tons in 2002. Sales volume in South America declined marginally by 1%, with demand in Argentina showing an increase due to strong activity in the oil sector, demand in Venezuela remaining low but on an upward trend following a national strike centered on the state-owned oil industry at the beginning of the year, and demand from oil and gas sector in the rest of the region showing a slight decline. Sales volume in North America increased by 52% due to a substantial increase in demand, sustained quarter on quarter, from the oil and gas sector in Mexico and increased sales in the U.S.A, including increased sales to deepwater pipeline projects in the Gulf of Mexico. Sales volume in Europe decreased by 3% as demand from the industrial sector declined slightly and sales to pipeline projects in the North Sea area fell. Sales volume in the Middle East and Africa decreased by 31% as demand was affected by increased security and other risks surrounding the U.S.-led military invasion of Iraq and political and security risks affecting oil and gas activities in Nigeria and sales efforts were concentrated on higher value products. Sales volume in the Far East and Oceania fell by 7% as sales to China remained firm but sales to the oil and gas sector in South East Asia were lower.
    Sales volume of welded pipes decreased by 39% to 355,000 tons in 2003 from 585,000 tons in 2002. Increased demand from the local Brazilian market was not sufficient to offset the decline in demand from other markets following the termination of deliveries made in 2002 to major gas pipeline projects in Ecuador, Peru and Bolivia.
    Sales of electric energy in Italy increased by 43% to 3.0 TWh in 2003 from 2.1 TWh in 2002 and sales of natural gas increased by 10% to 503 million scm in 2003 from 456 million scm in 2002. These increases reflect the continuing expansion of the customer base.


(US$ million)
--------------                  -------  -------  -------------------
Net sales                          2003     2002  Increase/(Decrease)
--------------                  -------  -------  -------------------
Seamless pipes                  2,375.9  2,244.1                  6%
Welded pipes                      350.7    580.0                (40%)
Energy                            333.2    210.4                 58%
Others                            119.8    184.8                (35%)
Total                           3,179.7  3,219.4                 (1%)

    Net sales in 2003 decreased 1% to US$3,179.7 million, compared to US$3,219.4 million in 2002. Excluding sales of discontinued other steel products, net sales increased 2% to US$3,130.9 million, compared to US$3,075.6 million. Net sales of seamless pipes rose by 6% due to higher average selling prices resulting from a more favorable market and product mix and higher prices in Europe following the appreciation of the Euro. Net sales of welded pipes decreased 40% as sales volume of welded pipes and sales of metal structures made by Tenaris's Brazilian welded pipe subsidiary (down to US$63.0 million from US$93.7 million) both declined. Net sales of electricity and natural gas by Dalmine Energie increased by 58% reflecting the continuing expansion of the business, whose rate of growth is now slowing, and the increase in the value of the Euro against the U.S. dollar. Net sales of other goods and services, excluding sales of other steel products which have been discontinued, rose 73% to US$71.0 million in 2003, compared to US$41.0 million in 2002 due primarily to increased sales of sucker rods and the commencement of sales of steam and electric power to third parties from the Argentine power generation facility acquired in February 2003.
    Cost of sales, expressed as a percentage of net sales, rose 2.0 percentage points to 69.4% in 2003, compared to 67.4% in the same period of 2002. This increase resulted from lower gross margins in the welded business, higher sales of low-margin energy products and higher cost of sales for seamless pipe products. Cost of sales for seamless pipe products, expressed as a percentage of net sales, increased 0.8 percentage points to 64.1% in 2003, compared to 63.3% in 2002. Increased sales in our local markets of Mexico and Argentina, where sales include a higher component of services, and a more cost-efficient allocation of orders among our main production facilities compensated for the impact of rising raw material and increased energy and labor costs for much of the year but further increases in raw material costs towards the end of the year led to the overall increase in cost of sales, expressed as a percentage of net sales, for the year. Cost of sales for welded pipe products, expressed as a percentage of net sales, increased 12.9 percentage points to 78.3% in 2003, compared to 65.4% in 2002 due to a substantial reduction in export sales, whose sales prices include a component associated with the higher selling expenses and different delivery conditions associated with exports, the cost of which is recorded in selling, general and administrative expenses, and negative margins on sales of metal structures following a contraction in sales and provisions relating to contractual claims. Cost of sales for energy products, expressed as a percentage of net sales, rose 0.6 percentage points to 95.0% in 2003, compared to 94.4% in 2002 as margins remained relatively stable in spite of increased competition in a maturing business. Cost of sales for other products, expressed as a percentage of net sales, decreased 14.5 percentage points to 77.3% in 2003, compared to 91.9% in 2002, due to reduced sales of low-margin other steel products, which were discontinued during the year, and increased sales of products with higher margins such as sucker rods.
    Selling, general and administrative expenses, or SG&A, remained stable at US$566.8 million, or 17.8% of net sales in 2003, compared to US$567.5 million, or 17.6% of net sales, during 2002. Although selling expenses decreased, due to substantially lower exports of welded pipes and a reduction in sales commissions following corporate reorganization activities, general and administration expenses increased, due to increased costs in Italy and Argentina following the revaluation of the Euro and the Argentine peso against the U.S. dollar, additional taxes in Argentina and non-recurring costs relating to the delisting of subsidiaries and corporate reorganization activities. Towards the end of the period there was an increase in freight costs registered in selling expenses.
    Other operating income and expenses showed a net loss of US$116.8 million in 2003 compared to a net loss of US$10.8 million in 2002. Excluding losses and provisions recorded in respect of the BHP lawsuit and settlement, other operating income and expenses would have showed a net loss of US$2.6 million in 2003 compared to a net gain of US$8.2 million in 2002.
    Net financial expenses totalled US$29.4 million in 2003, compared to net financial expenses of US$20.6 million in 2002. Net interest expenses decreased to US$16.7 million compared to US$20.3 million. Losses of US$16.2 million were recorded on foreign exchange translations compared to a gain of US$11.6 million with the change in position principally reflecting the effects of the devaluation of the Argentine peso against the US dollar during 2002 and its subsequent revaluation in 2003. Net financial expenses in 2002 also included a loss of US$8.8 million relating to financial discounts on trade receivables.
    Results of associated companies generated a gain of US$27.6 million in 2003, compared to a loss of US$6.8 million in 2002. These results reflect the change in returns on Tenaris's indirect investment in Sidor, which carried out a financial restructuring during the period and had more favorable market conditions for its products.
    Income tax provisions of US$63.9 million were recorded during 2003, compared to income tax provisions of US$207.8 million, net of a tax refund of US$36.8 million following a judicial claim brought by Tenaris' principal subsidiary in Mexico, during 2002. This variation in income tax provisions principally reflects the effects of the devaluation of the Argentine peso against the U.S. dollar during 2002, and its subsequent revaluation in 2003, on income tax provisions recorded by Tenaris's subsidiaries in Argentina. During 2002, Tenaris recorded significant income tax provisions in relation to gains, in local currency terms, on foreign currency-denominated monetary assets at its Argentine subsidiaries and to the tax base of their non-monetary assets, whereas, during 2003, its income tax provisions were reduced by a reduction in income taxes actually paid and a partial reversal of deferred taxes. Deferred tax liabilities, net of deferred tax assets, decreased from US$386.2 million at December 31, 2002 to US$287.5 million at December 31, 2003.
    Minority interest showed a loss of US$12.1 million in 2003, compared to a loss of US$142.4 million in 2002. Minority interest in 2002 included a loss of US$99.5 million in respect of participations in subsidiaries acquired in the exchange offer completed in December 2002. The reduced loss, on a comparable basis, was due to a deterioration in the results of Confab where minority shareholders shared US$7.4 million of Confab's income in 2003 compared to US$27.3 million of Confab's income in 2002 and the acquisition of almost all the remaining publicly held shares of Tamsa and Siderca during the year.

    Fourth Quarter Results

    (4Q03 vs 4Q02)

    -- Net sales of US$761.6 million, down 11.3% from US$859.0 million

    -- Operating loss of US$32.1 million, down from income of US$112.9 million

    --  Net income of US$13.7 million, down from US$52.6 million

    --  Net earnings per share of US$0.012 (US$0.12 per ADS)

    Net sales for the quarter declined due to a substantial drop in sales of welded pipes and the discontinuation of trading in non-pipe steel products not produced by Tenaris. Net sales of seamless pipes remained at a similar level to those of the fourth quarter of 2002. However, sales volume of seamless pipes was 5% lower than that of the fourth quarter of 2002 and the gross margin on sales of seamless pipes declined to 34.3% compared to an average margin of 36.4% in the first nine months of 2003 and 36.6% during the 2002 fiscal year.
    Operating and net income results were further affected by a loss of US$108.2 million recorded in other operating expenses following the settlement agreed with the consortium led by BHP Billiton Petroleum Ltd. After adjusting for income tax provisions, the net loss recorded on the settlement during the quarter was US$70.9 million. Excluding this loss operating income was US$76.1 million, or 10.0% of net sales, and operating income plus depreciation and amortization was US$129.9 million, or 17.1% of net sales.


(metric tons)
--------------------           -------- --------  -------------------
Sales volume                    4Q 2003  4Q 2002  Increase/(Decrease)
--------------------           -------- --------  -------------------
South America                    91,000   96,000                 (5%)
North America                   164,000   75,000                 119%
Europe                          145,000  150,000                 (3%)
Middle East & Africa             66,000  163,000                (60%)
Far East & Oceania               80,000   91,000                (12%)
Total seamless pipes            545,000  574,000                 (5%)
Welded pipes                     39,000  156,000                (75%)
Total steel pipes               584,000  730,000                (20%)

    Sales volume of seamless pipes declined by 5% to 545,000 tons in the fourth quarter of 2003 from 574,000 tons in the same period of 2002. In South America higher sales volumes in the larger markets of Argentina and Venezuela were insufficient to offset reduced sales to the rest of the region. A substantial increase in sales volumes to North America, where drilling activity in Mexico continued to increase and sales in USA and Canada were also higher, was offset by substantially lower sales volumes to Middle East and Africa, reflecting continuing political and security issues in Iraq and Nigeria and lower sales to the oil and gas sector in the Middle East. In Europe, demand from the industrial sector remained weak and demand from the North Sea oil and gas sector declined. In the Far East and Oceania, higher sales in China and Japan were insufficient to offset reduced sales to the rest of the region.
    Sales volume of welded pipes decreased by 75% to 39,000 tons in the fourth quarter of 2003 from 156,000 tons in the same period of 2002. Delays in issuing necessary environmental clearances in Rio de Janeiro state and a dispute between Petrobras and the Rio de Janeiro state government have led to the suspension of deliveries to the Campinas-Rio pipeline project and a slowdown in new project activity by Petrobras.


(US$ million)
---------------                 -------  -------  -------------------
Net sales                       4Q 2003  4Q 2002  Increase/(Decrease)
---------------                 -------  -------  -------------------
Seamless pipes                    593.2    589.3                   1%
Welded pipes                       51.0    134.8                (62%)
Energy                             99.2     65.3                  52%
Others                             18.2     69.6                (74%)
Total                             761.6    859.0                (11%)

    Net sales in the quarter ended December 31, 2003 decreased 11% to US$761.6 million, compared to US$859.0 million in the corresponding quarter of 2002. Excluding sales of discontinued other steel products, net sales decreased 6% to US$761.3 million, compared to US$806.0 million. Net sales of seamless pipes rose by 1%, as higher average selling prices offset the reduction in sales volume. The increase in average selling prices primarily reflected changes in market and product mix and increased prices in Europe following the appreciation of the Euro. Net sales of welded pipes decreased 62%, reflecting the decline in sales volume. Net sales of welded pipes included US$16.6 million corresponding to sales of metal structures made by Tenaris's Brazilian welded pipe subsidiary compared to US$19.0 million in the corresponding quarter of 2002. Net sales of electricity and natural gas by Dalmine Energie increased by 52%, reflecting the continuing expansion of the business and the increase in the value of the Euro against the U.S. dollar. Net sales of other goods and services, excluding discontinued sales of other steel products, rose 8% to US$17.9 million compared to US$16.6 million.
    Cost of sales, expressed as a percentage of net sales, increased
1.3 percentage points to 70.4% in the fourth quarter of 2003, compared to 69.1% in the same period of 2002. This results from a reduction in gross margins in our seamless and welded pipe businesses, partially offset by the discontinuation of sales of low-margin non-pipe steel products not produced by Tenaris. Cost of sales for seamless pipe products, expressed as a percentage of net sales, increased 3.1 percentage points to 65.7% in the fourth quarter of 2003 compared to 62.5% in the same period of 2002 and 63.4% for the 2002 fiscal year. This deterioration resulted principally from increases in steelmaking raw material, energy and labor costs. Cost of sales for welded pipe products, expressed as a percentage of net sales, increased 13.2 percentage points to 85.1% in the fourth quarter of 2003, compared to 71.9% in the same period of 2002 due to a higher proportion of low-margin sales of metal structures in this segment and a substantial reduction in export sales, whose sales prices include a component associated with the higher selling expenses and different delivery conditions associated with exports, the cost of which is recorded in selling, general and administrative expenses. Cost of sales for energy products, expressed as a percentage of net sales, decreased 3.9 percentage points to 92.5% in the fourth quarter of 2003, compared to 96.4% in the same period of 2002. Cost of sales for other products, expressed as a percentage of net sales, decreased 29.7 percentage points to 63.8% in the fourth quarter of 2003, compared to 93.5% in the same period of 2002, reflecting the discontinuation of sales of low-margin other steel products.
    Selling, general and administrative expenses, or SG&A, increased to US$147.8 million, or 19.4% of net sales in the quarter ended December 31, 2003, compared to US$144.3 million, or 16.8% of net sales, during the corresponding quarter of 2002. General and administrative expenses increased due to higher costs in Italy, Argentina and Brazil reflecting local currency appreciation against the U.S. dollar. Although selling expenses were lower due to substantially lower exports of welded pipes, there was an increase in freight costs.
    Other operating income and expenses showed a net loss of US$109.5 million in the fourth quarter of 2003, with a loss of US$108.2 million recorded in respect of the settlement of the BHP lawsuit, compared to a net loss of US$8.3 million in the fourth quarter of 2002.
    Net financial income totalled US$7.2 million in the fourth quarter of 2003, compared to net financial income of US$6.5 million in the same period of 2002.
    Results of associated companies generated a gain of US$11.3 million in the fourth quarter of 2003, compared to a loss of US$2.6 million in the fourth quarter of 2002. The gain of US$11.3 million results from Tenaris's indirect investment in Sidor.
    A gain on income tax provisions of US$26.1 million was recorded during the fourth quarter of 2003, which included the recognition of a positive deferred income tax effect of US$37.3 million in respect of the loss in respect to the BHP lawsuit, compared to income tax provisions of US$17.5 million during the corresponding quarter of 2002.

    Cash Flow and Liquidity

    Net cash provided by operations in 2003 was US$275.6 million. Income taxes paid exceeded income tax provisions by US$138.6 million. Net working capital increased by US$107.2 million, principally reflecting an increase in inventories (US$151.8 million), most of which occurred in the fourth quarter.
    Net cash used in investment activities was US$252.4 million, which includes investments of US$162.6 million in property, plant and equipment and intangible assets (principally information systems), US$41.7 million in relation to the acquisition of minority interests in Siderca and Dalmine, US$23.1 million in the acquisition of an Argentine power plant and US$32.9 million used in connection with the financial restructuring at Sidor, US$31.1 million of which was in the form of subordinated convertible debt recorded as a non-current receivable.
    Net cash used in financing activities was US$83.2 million, which includes the payment of US$129.1 million in dividends, of which US$14.1 million was paid to minority interests, and a net increase (excluding the effect of exchange rate variations) of US$45.9 million in borrowings.
    Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.


Consolidated Income Statement

                        Three-month period       Fiscal year ended
                        ended December 31,         December 31,
(All amounts in US$     -------------------   -----------------------
 thousands)               2003      2002         2003        2002
                        -------------------   -----------------------
Net sales                761,566   859,027     3,179,652   3,219,384
Cost of sales           (536,357) (593,483)   (2,207,827) (2,169,228)
                        --------- ---------   ----------- -----------
Gross profit             225,209   265,544       971,825   1,050,156
Selling, general and
 administrative
 expenses               (147,758) (144,303)     (566,835)   (567,515)
Other operating income
 and expenses           (109,519)   (8,335)     (116,800)    (10,764)
                        --------- ---------   ----------- -----------
Operating income         (32,068)  112,906       288,190     471,877
Financial income
 (expenses), net           7,183     6,517       (29,420)    (20,597)
                        --------- ---------   ----------- -----------
Income before income
 tax and equity in
 earnings (losses) of
 associated companies    (24,885)  119,423       258,770     451,280
Equity in earnings
 (losses) of associated
 companies                11,312    (2,639)       27,585      (6,802)
                        --------- ---------   ----------- -----------
Income before income
 tax and minority
 interest                (13,573)  116,784       286,355     444,478
Income tax                26,130   (17,506)      (63,918)   (207,771)
                        --------- ---------   ----------- -----------
Net income before
 minority interest        12,557    99,278       222,437     236,707
Minority interest (1)      1,126   (12,204)      (12,129)    (42,881)
                        --------- ---------   ----------- -----------
Net income before other
 minority interest        13,683    87,074       210,308     193,826
Other minority
 interest (2)                  -   (34,427)            -     (99,522)
                        --------- ---------   ----------- -----------
Net income                13,683    52,647       210,308      94,304

(1) Minority interest excluding minority interest attributable to participations in consolidated subsidiaries acquired in the Exchange Offer
(2) Minority interest attributable to participations in consolidated subsidiaries acquired in the Exchange Offer




Consolidated Balance Sheet

                            December 31, 2003    December 31, 2002
(All amounts in US$        ------------------- ---------------------
 thousands)

Assets
Non-current assets
  Property, plant and
   equipment, net          1,960,314             1,934,237
  Intangible assets, net      54,037                32,684
  Investments in associated
   companies                  45,814                14,327
  Other investments           23,155               159,303
  Deferred tax assets        130,812               113,864
  Receivables                 59,521  2,273,653     16,902  2,271,317

Current assets
  Inventories                831,879               680,113
  Receivables and
   prepayments               165,134               172,683
  Trade receivables          652,782               653,249
  Other investments          138,266                     0
Cash and cash equivalents    247,834  2,035,895    304,536  1,810,581

Total assets                          4,309,548             4,081,898


Equity and Liabilities

Shareholders' equity                  1,841,280             1,694,054

Minority interest                       119,984               186,783

Non-current liabilities
  Borrowings                 374,779               322,205
  Deferred tax liabilities   418,333               500,031
  Other liabilities          191,540               123,023
  Provisions                  23,333                33,874
  Trade payables              11,622  1,019,607     18,650    997,783

Current liabilities
  Borrowings                 458,872               393,690
  Current tax liabilities    108,071               161,704
  Other liabilities          207,594                53,428
  Provisions                  39,624                73,953
  Customers advances          54,721                37,085
                             459,795  1,328,677
  Trade payables                                            1,203,278
                                                   483,418

Total liabilities                     2,348,284             2,201,061

Total equity and
 liabilities                          4,309,548             4,081,898


Consolidated Statement of Cash Flows (selected)

                        Three-month period ended  Fiscal year ended
                              December 31            December 31
                        ------------------------  ------------------
(All amounts in US$
 thousands)                 2003         2002      2003       2002

Net income (loss) for
 the period                    13,683    52,647    210,308    94,304
Depreciation and
 amortization                  53,862    47,665    199,799   176,315
Result of BHP litigation      108,187    18,923    114,182    18,923
Tax accruals less
 payments                     (72,752)   39,722   (138,570)  174,478
Equity in (gains) losses
 of associated companies      (11,312)    2,639    (27,585)    6,802
Interest accruals less
 payments                      (2,479)    4,832     (3,032)    4,780
Net provisions                 (2,780)   (3,590)       (13)  (27,473)
Result from disposition
 of investment in
 associated companies               -         -     (1,018)        -
Minority interest              (1,127)   46,631     12,129   142,403
Change in working
 capital                     (104,557) (103,215)  (107,156) (100,842)
Currency translation
 adjustments and others        43,127    13,802     16,592   (28,254)
                        -------------- --------- ---------- ---------
Net cash provided by
 operations                    23,852   120,056    275,636   461,436
                        -------------- --------- ---------- ---------
Capital expenditure           (39,164)  (47,305)  (162,624) (147,577)
Proceeds from
 disposition of
 property, plant and
 equipment                      2,784     4,119      5,965    14,427
Acquisitions of
 subsidiaries                  (3,627)  (14,787)   (65,283)  (15,107)
Proceeds from associated
 companies                          -         -      1,124         -
Convertible loan to
 associated companies               -         -    (31,128)        -
Acquisitions of minority
 interest                           -         -       (299)        -
Changes in Trust fund               -   (20,442)         -   (32,349)
                        -------------- --------- ---------- ---------
Net cash used in
 investment activities        (40,007)  (78,415)  (252,245) (180,606)
Dividend paid                       -         -   (115,002)  (39,290)
Dividend paid to
 minority interest in
 subsidiaries                  (8,387)   (3,261)   (14,064)  (41,484)
Proceeds from borrowings      219,191    77,198    590,490   425,268
Repayments of borrowings     (155,869) (119,776)  (544,606) (528,870)
                        -------------- --------- ---------- ---------
Net cash (used in)
 provided by financing
 activities                    54,935   (45,839)   (83,182) (184,376)
                        -------------- --------- ---------- ---------
Increase (decrease) in
 cash and cash
 equivalents                   38,780    (4,198)   (59,791)   96,454
                        -------------- --------- ---------- ---------
Cash at the beginning of
 the period,                  208,592   310,279    304,536   213,814
Effect of exchange rate
 changes on cash and
 cash equivalents                 462    (1,545)     3,089    (5,732)
Increase (decrease)            38,780    (4,198)   (59,791)   96,454
Cash at the end of the
 period                       247,834   304,536    247,834   304,536

    CONTACT: Tenaris
             Investor Relations, 888-300-5432
             www.tenaris.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2003 annual results


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 3, 2004



                                                             Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary